GIBSON, DUNN & CRUTCHER LLP
                                     LAWYERS

                   A REGISTERED LIMITED LIABILITY PARTNERSHIP
                       INCLUDING PROFESSIONAL CORPORATIONS
                                   ----------

                 200 Park Avenue, New York, New York 10166-0193
                                 (212) 351-4000
                               www.gibsondunn.com

                             bbecker@gibsondunn.com

                                February 16, 2006


DIRECT DIAL                                                   CLIENT MATTER NO.
212-351-4062                                                  43450-00001


FAX NO.
212-351-6202

VIA OVERNIGHT COURIER AND
EDGAR TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mark P. Shuman and Rebekah Toton

         RE:      INFOCROSSING, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  FILED DECEMBER 27, 2005
                  FILE NO. 333-130705

Dear Mr. Shuman and Ms. Toton:

         Reference is made to your letter, dated January 20, 2006 (the "Comment Letter") setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), concerning the above-referenced registration statement. On behalf of our client, Infocrossing, Inc. (the "Company"), we hereby submit the Company's responses to the Comment Letter on the Company's registration statement on Form S-3 (the "Form S-3"), filed with the Commission on December 27, 2005.

         The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff's comments in bold text preceding each of the responses.

         We have enclosed with this letter a marked copy of Amendment No. 1 to the Form S-3 ("Amendment No. 1"), which was filed today by the Company via EDGAR, reflecting all changes to the Form S-3 filed with the Commission on December 27, 2005. All page references in the responses below are to the pages in the marked copy of Amendment No. 1 enclosed herewith.

SELLING STOCKHOLDER, PAGE 16

1. PLEASE EXPAND THE FILING TO DESCRIBE THE MATERIAL TRANSACTIONS AND RELATIONSHIPS BETWEEN INFOCROSSING AND LEVEL 3 FINANCING, INC. DURING THE PAST THREE YEARS. SEE ITEM 507 OF REGULATION S-K. THE TRANSACTION WHEREBY THE SHARES TO BE RESOLD WERE ISSUED SHOULD BE DESCRIBED IN MATERIALLY COMPLETE TERMS. PLEASE REVISE TO DISCLOSE THE BASIC TERMS OF THE ACQUISITION OF (I) STRUCTURE LLC, INCLUDING THE MATERIAL TERMS OF THE PURCHASE AGREEMENT SUCH AS THE DATE OF CLOSING, THE MATERIAL TERMS OF THAT AGREEMENT, THE PARTIES WHO PARTICIPATED IN THE TRANSACTIONS AND THE MANNER IN WHICH THE NUMBER OF SHARES ISSUED WAS CALCULATED.

         The Form S-3 has been revised in response to the Staff's comment. Please see the revised disclosure under the heading "Selling Stockholders" beginning on page 25 of Amendment No. 1.

2. PLEASE REVISE TO DISCLOSE THE NATURAL PERSON(S) WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS OVER THE SHARES BEING OFFERED BY LEVEL 3 FINANCING, INC. SEE INTERPRETATION I.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS, AS WELL AS INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL. ALTERNATIVELY, TELL US WHEN AND HOW YOU PLAN TD PROVIDE THAT INFORMATION.

         The Form S-3 has been revised in response to the Staff's comment. Please see the revised disclosure under the heading "Selling Stockholders" beginning on page 25 of Amendment No. 1.

         As previously discussed telephonically with the Staff, Level 3 Financing, Inc. is a wholly owned subsidiary of Level 3 Communications, Inc., a publicly traded company whose shares trade on the Nasdaq National Market under the ticker symbol "LVLT". This information is reflected in the Company's revised disclosure on page 25 of Amendment No. 1.

3. PLEASE CONFIRM THAT LEVEL 3 FINANCING, INC, IS NOT AN AFFILIATE OF A REGISTERED BROKER-DEALER.

         The Company confirms that it has been advised that none of the Selling Stockholders listed on page 25 of Amendment No. 1 (the "Selling Stockholders") is an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION, PAGE 16

4. YOU INDICATE THAT THE SELLING SHAREHOLDERS MAY CREATE SHORT POSITIONS IN YOUR COMMON STOCK IN CONNECTION WITH THE OFFERING. PLEASE ADVISE US THAT INFOCROSSING AND LEVEL 3 FINANCING, INC. ARE AWARE OF CF TEL. INTERP. A.65.

         The Company confirms that the Company and the Selling Stockholders are aware of CF Tel. Interp. A.65.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, PAGE 18

5. IT APPEARS THAT YOU MUST INCORPORATE BY REFERENCE THE CURRENT REPORTS ON FORM 8-K FILED JANUARY 5, JANUARY 13, JANUARY 27, 2005 AND JANUARY 4 AND JANUARY 6, 2006. SEE ITEM 12(A)(2) OF THE FORM S-3.

         The Form S-3 has been revised in response to the Staff's comment. Please see the revised disclosure under the heading "Incorporation of Certain Documents by Reference" on page 32 of Amendment No. 1.

PART II

UNDERTAKINGS, PAGE 22

6. RULE 415 AND THE ASSOCIATED UNDERTAKING OF ITEM 512(A) OF REGULATION S-K WERE RECENTLY AMENDED. REVISE TO INCLUDE ALL UNDERTAKINGS REQUIRED BY ITEM 512(A) OF REGULATION S-K, AS CURRENTLY IN EFFECT.

         The Form S-3 has been revised in response to the Staff's comment. Please see "Item 17. Undertakings" on pages 37-39 of Amendment No. 1.

                                    * * * * *

         Please address all notices and orders regarding this letter and enclosed materials to me, as counsel for the Company. My contact information is provided above.

                                   Sincerely,

                                   /s/ BARBARA L. BECKER

                                   Barbara L. Becker



cc:      Nicholas J. Letizia,
         Infocrossing, Inc.